Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

New Pacific Metals Corp. (the “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its Annual Report on Form 40-F for the fiscal year ended June 30, 2026 (the “Report”).

I, Chester Xie, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

i.	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
ii.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 23, 2026
/s/ “Chester Xie”
Name: Chester Xie
Title: Chief Financial Officer